UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                        Silicon Storage Technology, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    827057100
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Stephen Feinberg                            Robert G. Minion, Esq.
     c/o Cerberus Capital Management, L.P.           Lowenstein Sandler PC
     299 Park Avenue                                 1251 Avenue of the Americas
     22nd Floor                                      18th Floor
     New York, NY 10171                              New York, NY 10020
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 23, 2010
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      827057100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                 Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                  Not
             (b)               Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):

                 Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:                   0
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:        10,762,583*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:              0
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:   10,762,583*
                                         ---------------------------------------
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 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 10,762,583*
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 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     9.3%*
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 14)  Type of Reporting Person (See Instructions):     IA, IN
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* Based  upon the  information  set  forth in the Form 10-K of  Silicon  Storage
Technology, Inc. (the "Company") as filed with the Securities and Exchange Commission on March 18, 2010, there were 115,395,609 shares of common stock, no par value (the "Shares"), of the Company issued and outstanding as of March 8, 2010. On December 28, 2009, Cerberus Capital Management, L.P. ("CCM") entered into a binding term sheet (the "CCM Agreement") with Bing Yeh, the Executive Chairman and Chief Executive Officer of the Company. The CCM Agreement was entered into in connection with a potential acquisition of the Company by an affiliate of CCM ("CCM Affiliate") through a proposed cash merger, whereby a subsidiary of CCM Affiliate would merge with and into the Company with the Company as the surviving entity and a wholly-owned subsidiary of CCM Affiliate. Pursuant to the CCM Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 10,762,583 Shares that are the subject of the CCM Agreement. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM. As a result, Mr. Feinberg may be deemed to beneficially own 10,762,583 Shares. Neither the filing of this Schedule 13D Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") by Stephen Feinberg on January 7, 2010 and Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the SEC by Mr. Feinberg on February 24, 2010. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1, unless otherwise defined herein.

This Amendment No. 2 is being filed solely to disclose the termination of the Voting Agreement pursuant to its terms on March 23, 2010.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D and Amendment No. 1.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          Item 3 is hereby amended by deleting the second paragraph thereof in its entirety as a result of the termination of the Voting Agreement pursuant to its terms on March 23, 2010.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by deleting the second paragraph thereof in its entirety as a result of the termination of the Voting Agreement pursuant to its terms on March 23, 2010.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

          Based upon the information set forth in the Company's Form 10-K as filed with the SEC on March 18, 2010, there were 115,395,609 Shares issued and outstanding as of March 8, 2010. Pursuant to the terms of the CCM Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 10,762,583 Shares that are the subject of the CCM Agreement. Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM. As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM. As a result, as of the filing date of this Amendment No. 2, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 10,762,583 Shares, or 9.3% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Other than the transactions described in this Amendment No. 2, since the filing of Amendment No. 1, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the

Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by deleting the second and third paragraphs thereof in their entirety as a result of the termination of the Voting Agreement pursuant to its terms on March 23, 2010.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        March 24, 2010


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen  Feinberg,  on  behalf  of Craig
                                        Court,  Inc.,  the  managing  member  of
                                        Craig Court GP, LLC, the general partner
                                        of Cerberus Capital Management, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).